UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Microwave Filter Company, Inc.
(Name of Issuer)

Common stock, par value $.10 per share
(Title of Class of Securities)

595176108
(CUSIP Number)

PAUL D. SONKIN
HUMMINGBIRD MANAGEMENT, LLC
575 Madison Avenue - 9th Floor
New York, New York 10022
212-750-7117
psonkin@hummingbirdvalue.com

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,178
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 148,178
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,017
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 200,017
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 348,195
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,987
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 712,987
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON OO

* Includes 364,792 Shares held in certain managed accounts.

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,987
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 712,987
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON IN

* Includes 364,792 Shares held in certain managed accounts.

CUSIP NO. 595176108

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 is filed in part to correct an error in the number of shares reported held in certain managed accounts.  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a)-(c) are hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Hummingbird Value Fund, L.P., a Delaware limited partnership (“Hummingbird Value”), with respect to the Shares directly and beneficially owned by it;

(ii)	Tarsier Nanocap Value Fund, L.P., a Delaware limited partnership (“Tarsier”), with respect to the Shares directly and beneficially owned by it;

(iii)	Hummingbird Capital, LLC, a Delaware limited liability company (“Hummingbird Capital”), which serves as the general partner of each of Hummingbird Value and Tarsier;

(iv)
Hummingbird Management, LLC, a Delaware limited liability company (“Hummingbird Management”), which serves as the investment manager of each of Hummingbird Value and Tarsier and of certain managed accounts (the “Managed Accounts”); and

(v)	Paul D. Sonkin (“Mr. Sonkin”), who serves as the managing member of each of Hummingbird Management and Hummingbird Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to the Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 575 Madison Avenue, 9th Floor, New York, New York 10022.

(c)           The principal business of each of Hummingbird Value and Tarsier is serving as a private investment fund.  The principal business of Hummingbird Capital is serving as the general partner of each of Hummingbird Value and Tarsier.  The principal business of Hummingbird Management is serving as the investment manager of each of Hummingbird Value, Tarsier and the Managed Accounts.  The principal occupation of Mr. Sonkin is serving as the managing member of each of Hummingbird Management and Hummingbird Capital.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Hummingbird Value and Tarsier were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 348,195 Shares beneficially owned in the aggregate by Hummingbird Value and Tarsier is approximately $256,200, excluding brokerage commissions.  The aggregate purchase cost of the 364,792 Shares held in the Managed Accounts is approximately $326,057, excluding brokerage commissions.

CUSIP NO. 595176108

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,586,227 Shares outstanding as of February 7, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement for the 2012 annual meeting of shareholders of the Issuer, filed with the Securities and Exchange Commission on February 9, 2012.

As of the close of business on March 16, 2012, Hummingbird Value directly owned 148,178 Shares, constituting approximately 5.7% of the Shares outstanding.  As the general partner of Hummingbird Value, Hummingbird Capital may be deemed to beneficially own the 148,178 Shares owned by Hummingbird Value, constituting approximately 5.7% of the Shares outstanding.  As the investment manager of Hummingbird Value, Hummingbird Management may be deemed to beneficially own the 148,178 Shares owned by Hummingbird Value, constituting approximately 5.7% of the Shares outstanding.

As of the close of business on March 16, 2012, Tarsier directly owned 200,017 Shares, constituting approximately 7.7% of the Shares outstanding.  As the general partner of Tarsier, Hummingbird Capital may be deemed to beneficially own the 200,017 Shares owned by Hummingbird Value and Tarsier, constituting approximately 7.7% of the Shares outstanding.  As the investment manager of Tarsier, Hummingbird Management may be deemed to beneficially own the 200,017 Shares owned by Tarsier, constituting approximately 7.7% of the Shares outstanding.

Hummingbird Management, as the investment manager of the Managed Accounts, may be deemed to beneficially own the 364,792 Shares held in the Managed Accounts, constituting approximately 14.1% of the Shares outstanding, in addition to the 348,195 Shares owned in the aggregate by Hummingbird Value and Tarsier.

Mr. Sonkin, as the managing member of each of Hummingbird Management and Hummingbird Capital, may be deemed to beneficially own the 712,987 Shares owned in the aggregate by Hummingbird Value, Tarsier and the Managed Accounts, constituting approximately 27.6% of the Shares outstanding.

(b)           By virtue of his position with Hummingbird Management and Hummingbird Capital, Mr. Sonkin has the sole power to vote and dispose of the Shares beneficially owned by Hummingbird Value and Tarsier and held in the Managed Accounts.

(c)           The Reporting Persons have not engaged in any transaction in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

CUSIP NO. 595176108

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012	HUMMINGBIRD VALUE FUND, L.P.

	By:	Hummingbird Capital, LLC its General Partner

	By:	/s/ Paul D. Sonkin
		Name:	Paul D. Sonkin
		Title:	Managing Member

THE TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC its General Partner

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD CAPITAL, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN